Filed by Old National Bancorp
                            Pursuant to Rule 425 under
                              the Securities Act of 1933
                            Subject Company:Old National
                              Bancorp - Permanent Bancorp, Inc.
                            Commission File No. 0-10888


SUBJECT:  OLD NATIONAL BANCORP, INC. AND PERMANENT BANCORP, INC.
          PROVIDE FURTHER DETAILS ON EXCHANGE RATIO FOR
          ACQUISITION ANNOUNCED DECEMBER 20, 1999.

RELEASE DATE:  February 1, 2000

FOR FURTHER INFORMATION CALL: John Poelker - 812-464-1266
                                Executive Vice President
                                Chief Financial Officer



On December 20, 1999, Old National Bancorp, Inc. (NASDAQ: OLDB) and Permanent Bancorp, Inc. (NASDAQ: PERM) announced an agreement under which Old National would acquire Permanent in an all stock transaction valued at approximately $92 million.

The agreement calls for a fixed price with the exchange ratio to be based on the price of Old National stock at the time of the closing subject to adjustment. The agreement provides for adjustments in the exchange ratio and the renegotiation of the agreement under certain conditions. The following is a description of the provisions of the agreement related to the exchange ratio. Old National share prices have been adjusted to reflect the 5% stock dividend payable to shareholders of record January 6, 2000.

  The assumed number of Permanent shares and vested options to be exchanged in the transaction is approximately 4,432,742. At a total purchase price of $92 million, this equates to a projected price per Permanent share/option of approximately $20.75.

  If the share price of Old National at the time of closing is between $26.60 and $34.20, the number of shares of Old National stock payable to Permanent shareholders would be derived by dividing $92 million by the Old National share price. Assuming the $20.75 value above, the exchange ratio per Permanent share would range between a low of .6069 shares of Old National at an Old National price of $34.20 to a high of .7802 shares at an Old National price of $26.60.

  If the share price of Old National is less than $26.60, the exchange ratio will be fixed at .7802 and the value of the transaction will be less than $92 million. However, if the share price of Old National is less than $24.70, Permanent may terminate the agreement if Old National elects not to increase the transaction value to $85.4 million.

  If the share price of Old National is greater than $34.20, the exchange ratio will be fixed at .6069 and the value of the transaction will be greater than $92 million. If the share price of Old National is greater than $36.10, Old National may request to renegotiate the exchange ratio and if the parties are unable to agree to a new exchange ratio, Old National may terminate the agreement.

  The value of the transaction may increase by up to approximately $l.5 million depending upon the number of Permanent options exchanged prior to the closing.

Old National & Permanent plan to complete the transaction in the third quarter of 2000 pending all regulatory and shareholder approvals.

Investors are urged to read the important information regarding the transaction which will be disclosed in a registration statement filed by Old National with the SEC. Investors can view the registration statement and other documents filed by Old National and Permanent at the SEC's web site located at http://www.sec.gov. Investors can obtain any of the documents incorporated by reference in the registration statement free from Old National or Permanent as the case may be.


                              -30-